UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____ )*


                            AT&T Latin America Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04649A 10 6
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 28, 2000
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------------                        ----------------------------
|                          |                        |                          |
| CUSIP No. 04649A 10 6    |                        | Page 2  of  5 Pages      |
|           -----------    |                        |     ---    ---           |
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--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SL Participacoes S.A.

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Federative Republic of Brazil
--------- ----------------------------------------------------------------------
---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER

         NUMBER OF                  8,120,177 shares
                             ------ --------------------------------------------
                             ------ --------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0 shares
                             ------ --------------------------------------------
                             ------ --------------------------------------------
           EACH              7      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    8,120,177 shares
                             ------ --------------------------------------------
                             ------ --------------------------------------------
           WITH              8      SHARED DISPOSITIVE POWER

                                    0 shares
                             ------ --------------------------------------------
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,120,177 shares
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          18.8%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------------                        ----------------------------
|                          |                        |                          |
| CUSIP No. 04649A 10 6    |                        | Page 3  of  5 Pages      |
|           -----------    |                        |     ---    ---           |
----------------------------                        ----------------------------

Item 1(a).        Name of Issuer:

                  AT&T Latin America Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  220 Alhambra Circle
                  Coral Gables, Florida 33134

Item 2(a).        Name of Person Filing:

                  SL Participacoes S.A.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Avenida Presidente Juscelino Kubitschek
                  1830, 14th Floor, Tower IV
                  Sao Paulo - SP / Brazil  04543-900

Item 2(c).        Citizenship:

                  Federative Republic of Brazil

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock, $.0001 par value per share

Item 2(e).        CUSIP Number:

                  04649A 10 6

Item 3.           Not Applicable.

Item 4.           Ownership:

                  (a)   Amount beneficially owned:

                        8,120,177 shares

                  (b)   Percent of Class:

                        18.8%**

                        ** Holders of the Issuer's Class A Common Stock and holders of the Issuer's Class B Common Stock vote together as a single class on substantially all matters submitted to a stockholder vote. The Issuer's Class A Common Stock is entitled to one vote per share, and the Issuer's Class B Common Stock is entitled to ten votes per share. The Reporting Person beneficially owns approximately 1% of the total voting power of the Issuer's outstanding Class A Common Stock and Class B Common Stock.

                                  SCHEDULE 13G

----------------------------                        ----------------------------
|                          |                        |                          |
| CUSIP No. 04649A 10 6    |                        | Page 4  of  5 Pages      |
|           -----------    |                        |     ---    ---           |
----------------------------                        ----------------------------

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:

                              8,120,177 shares

                        (ii)  Shared power to vote or to direct the vote:

                              0 shares

                        (iii) Sole power to dispose or to direct the disposition
                              of:

                              8,120,177 shares

                        (iv) Shared power to dispose or to direct the disposition of:

                              0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

                                  SCHEDULE 13G

----------------------------                        ----------------------------
|                          |                        |                          |
| CUSIP No. 04649A 10 6    |                        | Page 5  of  5 Pages      |
|           -----------    |                        |     ---    ---           |
----------------------------                        ----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.


                        Date:             October 26, 2001



                        Signature:        /s/ Paulo Accioly Fragelli
                                          --------------------------------------
                                          Paulo Accioly Fragelli
                                          Officer
                                          SL Participacoes S.A.




                        Signature:        /s/ Ademar Pereira Gomes
                                          --------------------------------------
                                          Ademar Pereira Gomes
                                          Officer
                                          SL Participacoes S.A.